[LETTERHEAD OF PMA CAPITAL CORPORATION]

November 5, 2004

Via EDGAR and Facsimile

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20545

Re:	PMA Capital Corporation

Registration Statement on Form S-4

(File No. 333-119435)

Dear Mr. Riedler:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 4:00 p.m. on Tuesday, November 9, 2004, or as soon thereafter as practicable.

Please direct any questions regarding the Registration Statement or this request to Justin P. Klein of Ballard Spahr Andrews & Ingersoll, LLP at (215) 864-8606 or to the undersigned at (610) 397-5435.

Sincerely,

PMA CAPITAL CORPORATION

/s/ Robert L. Pratter

Robert L. Pratter
Senior Vice President, General Counsel & Secretary